

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Robert W. Eifler
President and Chief Executive Officer
Noble Corporation
13135 Dairy Ashford, Suite 800
Sugar Land, Texas 77478

> **Re: Noble Corporation**
> **Registration Statement on Form S-1**
> **Filed April 21, 2021**
> **File No. 333-255406**

Dear Mr. Eifler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note your disclosure that selling shareholders will determine at what price they may sell the ordinary shares offered by this prospectus, and such sales may be made at fixed prices, at prevailing market prices at the time of the sale, at prices related to prevailing market prices or at negotiated prices. We further note your disclosure that there is currently no public trading market for your ordinary shares, but that you intend to apply for a listing of the ordinary shares on a national securities exchange. Accordingly, please revise your prospectus cover page, and elsewhere as appropriate, to disclose an initial fixed price or bona fide price range at which the shares of your common stock will be sold until such shares are listed on a national securities exchange or quoted on a trading market such as the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at

prevailing market prices or in privately negotiated transactions or update with the listing approval. Refer to Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Clinton W. Rancher, Esq.